Filed by Matinas BioPharma Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Matinas BioPharma Holdings, Inc.

Commission File No. 001-38022

Date: August 25, 2026

On behalf of Matinas BioPharma Holdings, Inc., Wall Street Wire published the following sponsored report on August 25, 2026 in connection with the Business Combination Agreement and the transactions contemplated thereby.

As GH Power Eyes the Public Stage, here are the Milestones the Market will be Watching

The transaction that would take GH Power public through Matinas BioPharma is expected to close in the fourth quarter of 2026. What matters from there is a defined set of scientific and commercial checkpoints that could progressively convert an early-stage clean-technology story into a fully validated public-market industrial platform.

GH Power Inc., the Canadian critical minerals and clean energy technology company, is expected to become part of a NYSE American-listed public company through its previously announced business combination with Matinas BioPharma Holdings, Inc. (NYSE American: MTNB). The company enters the public conversation at the unique convergence of two of the largest market themes of the decade.

On one side, AI-driven data center power demand is projected to reach 11 to 12 percent of total U.S. power consumption by 2030 per McKinsey, with interconnect queues at PJM, ERCOT, and CAISO now extending multiple years. On the other, aluminum was reaffirmed on the USGS 2025 Final List of Critical Minerals published in the Federal Register on November 7, 2025, at the same moment the global high-purity alumina market is forecast to reach US$15.81 billion by 2030 (CAGR of approximately 23.0% from 2025 to 2030) per Grand View Research. For those evaluating where GH Power sits inside those two vectors, the story from here would be told through a defined set of scientific and commercial KPIs.

On the scientific side, the central asset to watch would be the Hamilton, Ontario pilot facility. GH Power’s technology, described in the July 2026 joint press release and on the company’s own website, converts recycled or primary aluminum and water in a controlled chemical reaction that produces three physical outputs from a single system: fuel-cell-grade hydrogen, high-purity aluminum oxide, and thermal energy. The reaction is chemical rather than fissile, requires no U.S. Nuclear Regulatory Commission licensing, and requires no High-Assay Low-Enriched Uranium fuel. GH Power believes it has demonstrated the operational capabilities of its reactor technology at its Hamilton, Ontario pilot plant, as stated in the April 2024 U.S. Department of Energy Make-IT Prize press release. From here, the readings the market would look for are the ones any industrial pre-revenue technology has to deliver in sequence: sustained continuous operation of the reactor at meaningful hours, progressive validation of hydrogen output volumes and purity, progressive validation of aluminum oxide production and the grades achievable from the same reactor architecture, and confirmation that thermal energy generation performs as designed under continuous operating conditions.

A second layer of science-side validation would come from independent third parties. GH Power’s technology was developed in partnership with the Energy and Particle Technology Laboratory at Carleton University under Dr. Reza Kholghy, alongside collaboration with the National Research Council of Canada and CanmetENERGY. Additional engineering review commissioned by the company beyond the existing academic partners would further increase institutional confidence in the technology. So would continued government commercialization support. The FedDev Ontario C$2 million commercialization grant awarded in January 2026 and National Research Council of Canada Industrial Research Assistance Program (IRAP) support disclosed in Canada’s federal Grants and Contributions record together establish a baseline against which future follow-on awards, if received, could measure the trajectory of institutional support behind the platform.

On the commercial side, the story would be defined by whether the GH Power’s technology can convert its pilot activity into contracted revenue and named deployment projects. The Form F-4 registration statement to be filed with the SEC in connection with the business combination would be the first substantive public disclosure of GH Power’s full commercial pipeline, and it would set the baseline against which quarterly progress could be tracked from listing onward. Beyond the F-4, the commercial KPIs the market would watch for include initial commercial supply agreements for high-purity alumina at commercial grades, first commercial hydrogen offtake at meaningful volumes, and disclosure of named enterprise counterparties for either the alumina or the hydrogen output.

The Virginia thread would be a particular one to follow. In April 2024, GH Power was named a technology partner in the Dominion Energy Innovation Center’s Metal Fuels Alliance, a DOE MAKE-IT Prize-winning strategy targeting aluminum recycling and green alumina manufacturing along the Virginia I-64 Innovation Corridor. In its own remarks at the time, GH Power publicly stated its intent to scale the technology in a meaningful way in the Commonwealth of Virginia. Later in 2024, GH Power was selected into the Dominion Energy Innovation Center’s Accelerator Program on the utility-deployment track. Any next-stage announcement that would move the Virginia scale-up from stated intent toward a specific project would be a material commercial checkpoint, and it would carry particular weight given Virginia’s position as the largest U.S. data center concentration and the epicenter of the PJM capacity dynamic now focusing investor attention on behind-the-meter power.

International commercial validation would sit alongside the Virginia thread. GH Power is a member of the U.S. Hydrogen Alliance and has been the subject of international media coverage on its European expansion work, including its collaboration with TKMS in support of Canada’s Future Patrol Submarine Project. Any progression of that expansion into publicly disclosed commercial engagement would extend the geographic breadth of the platform.

None of this eliminates the risk that a pre-revenue clean-technology company faces on the path from pilot to commercial deployment. What it does mean is that those following GH Power through the closing of the business combination and into the first several quarters of subsequent public disclosure would have a defined set of scientific and commercial checkpoints against which progress could be measured, rather than an undifferentiated wait. Independent engineering validation, follow-on government commercialization support, first commercial supply and offtake agreements, disclosure of named commercial counterparties, and the conversion of the Virginia scale-up from stated intent toward a specific project would each represent an incremental de-risking of the story. Against the AI power and critical minerals backdrop already in place, each of those milestones would matter, and each would give those following the company a real reason to stay tuned.

Disclaimers, Disclosures, and Additional Information:

Important information about the proposed business combination and where to find it: This communication is being made in connection with the proposed business combination involving GH Power, Matinas, and the newly formed Ontario parent company expected to be named GH Power International, as well as related shareholder and stockholder approvals. In connection with the proposed business combination and related approvals, Matinas, GH Power, and GHP International expect to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission. The registration statement will contain a preliminary proxy statement for Matinas stockholders that will also constitute a preliminary prospectus of GHP International. As of the date of this communication, the Form F-4 has not been filed, and no definitive proxy statement/prospectus is available. After the registration statement is declared effective, Matinas will mail a definitive proxy statement/prospectus to its stockholders. Investors, stockholders, shareholders, and other interested persons are urged to read the proxy statement/prospectus and other documents filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information about the proposed business combination and related matters. Matinas stockholders will be able to obtain free copies of the proxy statement/prospectus, when available, and other documents filed with the SEC by Matinas or GHP International by directing a request to jjabbour@MatinasBioPharma.com. These documents will also be available, without charge, on the SEC’s website at www.sec.gov.

Participants in the solicitation: Matinas, GH Power, GHP International, and their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed participants in the solicitation of proxies from Matinas stockholders in connection with the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of Matinas’s directors and executive officers in the sections titled “Directors and Executive Officers” and “Executive Compensation” in Matinas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1582554/000149315226014132/form10-k.htm.

Information regarding the persons who may be deemed participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials when they become available. These documents, once available, may be obtained free of charge from the SEC’s website at www.sec.gov or by directing a request to jjabbour@MatinasBioPharma.com.

No offer or solicitation: This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval with respect to the proposed business combination or any other transaction described herein. No securities may be offered or sold in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that jurisdiction. No offering of securities in connection with the proposed transaction will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, pursuant to an exemption from, or in a transaction not subject to, registration requirements, or pursuant to applicable prospectus exemptions under Canadian securities laws.

Forward-looking statements: This communication contains forward-looking statements within the meaning of the U.S. federal securities laws regarding the proposed business combination involving Matinas, GH Power, and GHP International. These statements include, among others, statements regarding the anticipated benefits and timing of the proposed business combination; GH Power’s assets, technology, development plans, and commercial opportunities; the PIPE financing; the expected ownership, capitalization, and listing of GHP International; satisfaction of closing conditions; access to public capital markets; commercialization and project deployment; strategic partnerships and market opportunities; financing and use of proceeds; and future financial condition, performance, and strategy. Forward-looking statements generally may be identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; failure to satisfy closing conditions, including Matinas stockholder approval, GH Power securityholder approval, Ontario court approvals, effectiveness of the Form F-4 registration statement, completion of GH Power financing resulting in gross proceeds of at least $15.0 million, GHP International qualifying as a foreign private issuer at closing, and listing of GHP International’s securities on the NYSE American; failure to realize the anticipated benefits of the proposed business combination; costs associated with the proposed business combination and becoming a public company; changes in business, market, financial, political, and regulatory conditions; risks relating to GHP International’s anticipated operations and business; the outcome of any legal proceedings that may be instituted against Matinas, GH Power, GHP International, or others following announcement of the proposed business combination; and the risk factors discussed in documents that Matinas has filed, or that Matinas and/or GHP International will file, with the SEC. Matinas, GH Power, and GHP International undertake no obligation to update any forward-looking statements except as required by applicable law.

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